FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Thursday, 1st December 2011, London, U.K.

Reporting on a core earnings basis will begin with effect from Q1 2012

As previously announced, GlaxoSmithKline will be introducing core measures for both operating profit and earnings per share to report the performance of the Group with effect from Q1 2012.  The primary purpose of this approach is to remove the volatility created by various items such as the impairment of intangible assets, legal charges and asset disposal gains and losses, in order to provide a clearer view of the underlying performance of GSK's core business.  Transitioning to a core basis is also expected to make GSK's reporting more comparable with the majority of its peers.

For comparative purposes, set out below are the unaudited detailed reconciliations between the current reporting basis and the new core basis for the full-year 2010, first nine months of 2011 (and 2010) and each of the quarters from Q1 2010 to Q3 2011.

The adjustments to be made in arriving at core will be as follows:

Amortisation and impairment of intangible assets (excluding computer software) and goodwill.  These are non-cash items and removing them eliminates the volatility caused by individual impairments of assets in development and is intended to provide a better measure of underlying cash generation.  The amortisation and impairment of computer software remain in core.

Major restructuring costs.  These charges will only arise from major restructuring programmes that are separately announced by the Group, and include the remainder of the current £4.5 billion programme (post Q3 2011, approximately £0.7 billion related to this programme remains to be charged), expected to be largely completed in 2012.  These costs will also include restructuring programmes that follow, and relate to, material acquisitions.  The only such acquisitions since 2007 are those of Reliant Pharmaceuticals and Stiefel Pharmaceuticals.  Ongoing regular restructuring costs and restructuring costs following smaller acquisitions will remain in core.

Legal charges.  Legal charges (net of insurance recoveries) and expenses related to the settlement of product liability and anti-trust litigation and government investigations can be volatile and these will be excluded from the core measures.  Intellectual property protection costs and the costs of GSK's in-house legal function will remain in core.

Other operating income and disposal of associates, products and businesses.  All items of other operating income, apart from royalty income, will be excluded from core earnings.  These items include impairments of equity investments and fair value adjustments on financial instruments.  In addition, the profits and losses on the disposals of investments in associates, products and businesses will be excluded from core.  Excluding these items from core removes a significant source of potential volatility and is intended to provide a clearer view of the underlying performance of GSK's business.

Acquisition accounting adjustments for material acquisitions.  For material acquisitions (as defined above) various acquisition accounting adjustments, such as fair value gains on existing holdings, fair value adjustments to contingent consideration, inventory value step-ups and acquisition costs, will be excluded from core.

Tax on adjustments.  The tax effects of the adjustments reflect the different territories, tax treatments and rates that apply to each item.

On Thursday 1st December 2011, GlaxoSmithKline will hold a teleconference hosted by Simon Dingemans, Chief Financial Officer, at 15:00 hrs Greenwich Mean Time (GMT), 10:00 hrs US Eastern Standard Time (EST) to discuss the methodology GSK will use for its core reporting to begin with effect from Q1 2012.  There will be time for related Q&A during the call.

To participate in the teleconference please dial one of the numbers below:

UK Freefone:	0800 077 8491
US Freefone:	+1 866 804 8688
US Direct:	+1 718 354 1175
International:	+44 (0) 20 8996 3900

Passcode:  401 617 81 - Please note you will need to quote this number to gain access to the call.

A live audio webcast will begin at the same time as the teleconference (15:00 hrs GMT, 10:00 hrs US EST) and can be accessed directly via the GlaxoSmithKline website: http://www.gsk.com.  Web participants can register for the event on www.gsk.com now.

An archived version of this webcast will be available from the GSK website at approximately 21:00 hrs GMT, 16:00 hrs US EST today.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Mary Anne Rhyne	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	Ziba Shamsi	+44 (0) 20 8047 3289	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2010.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Income statement - Core earnings reconciliation Three months ended 31st March 2010

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m
	------	------	------	------	------	------	------	------	------
Turnover	7,357	-	-	-	-	-	-	-	7,357
Cost of sales	(1,952)	-	-	-	28	-	-	-	(1,924)
	------	------	------	------	------	------	------	------	------
Gross profit	5,405	-	-	-	28	-	-	-	5,433

Selling, general and administration	(2,350)	72	-	-	52	210	-	-	(2,016)
Research and development	(1,160)	29	32	-	221	-	-	-	(878)
Royalty income	80	-	-	-	-	-	-	-	80
Other operating income	119	-	-	-	-	-	(119)	-	-
	------	------	------	------	------	------	------	------	------
Operating profit	2,094	101	32	-	301	210	(119)	-	2,619

Net finance costs	(188)	-	-	-	1	-	-	-	(187)
Profit on disposal of interest in associates	-	-	-	-	-	-	-	-	-
Share of after tax profits of associates and joint ventures	25	-	-	-	-	-	-	-	25
	------	------	------	------	------	------	------	------	------
Profit before taxation	1,931	101	32	-	302	210	(119)	-	2,457

Taxation	(536)	(31)	(10)	-	(82)	(32)	31	-	(660)
Tax rate %	27.8%								26.9%
	------	------	------	------	------	------	------	------	------
Profit after taxation	1,395	70	22	-	220	178	(88)	-	1,797
	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	55	-	-	-	-	-	-	-	55

Profit attributable to shareholders	1,340	70	22	-	220	178	(88)	-	1,742
	------	------	------	------	------	------	------	------	------

Earnings per share	26.4p	1.4p	0.4p	-	4.3p	3.5p	(1.7)p	-	34.3p

Weighted average number of shares	5,078								5,078

Income statement - Core earnings reconciliation Three months ended 30th June 2010

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m
	------	------	------	------	------	------	------	------	------
Turnover	7,025	-	-	-	-	-	-	-	7,025
Cost of sales	(1,657)	-	-	-	31	-	-	-	(1,626)
	------	------	------	------	------	------	------	------	------
Gross profit	5,368	-	-	-	31	-	-	-	5,399

Selling, general and administration	(4,202)	74	-	-	357	1,578	-	-	(2,193)
Research and development	(1,196)	35	(1)	-	202	-	-	-	(960)
Royalty income	65	-	-	-	-	-	-	-	65
Other operating income	16	-	-	-	-	-	(16)	-	-
	------	------	------	------	------	------	------	------	------
Operating profit	51	109	(1)	-	590	1,578	(16)	-	2,311

Net finance costs	(170)	-	-	-	1	-	-	-	(169)
Profit on disposal of interest in associates	-	-	-	-	-	-	-	-	-
Share of after tax profits of associates and joint ventures	22	-	-	-	-	-	-	-	22
	------	------	------	------	------	------	------	------	------
Profit before taxation	(97)	109	(1)	-	591	1,578	(16)	-	2,164

Taxation	(155)	(35)	-	-	(157)	(236)	4	-	(579)
Tax rate %	>100%								26.8%
	------	------	------	------	------	------	------	------	------
Profit after taxation	(252)	74	(1)	-	434	1,342	(12)	-	1,585
	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	52	-	-	-	-	-	-	-	52

Profit attributable to shareholders	(304)	74	(1)	-	434	1,342	(12)	-	1,533
	------	------	------	------	------	------	------	------	------

Earnings per share	(6.0)p	1.4p	-	-	8.6p	26.4p	(0.2)p	-	30.2p

Weighted average number of shares	5,085								5,085

Income statement - Core earnings reconciliation Three months ended 30th September 2010

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m
	------	------	------	------	------	------	------	------	------
Turnover	6,813	-	-	-	-	-	-	-	6,813
Cost of sales	(1,906)	-	-	-	31	-	-	-	(1,875)
	------	------	------	------	------	------	------	------	------
Gross profit	4,907	-	-	-	31	-	-	-	4,938

Selling, general and administration	(2,040)	73	1	-	84	48	-	-	(1,834)
Research and development	(1,004)	33	20	-	56	-	-	-	(895)
Royalty income	77	-	-	-	-	-	-	-	77
Other operating income	18	-	-	-	-	-	(18)	-	-
	------	------	------	------	------	------	------	------	------
Operating profit	1,958	106	21	-	171	48	(18)	-	2,286

Net finance costs	(175)	-	-	-	1	-	-	-	(174)
Profit on disposal of interest in associates	-	-	-	-	-	-	-	-	-
Share of after tax profits of associates and joint ventures	16	-	-	-	-	-	-	-	16
	------	------	------	------	------	------	------	------	------
Profit before taxation	1,799	106	21	-	172	48	(18)	-	2,128

Taxation	(456)	(33)	(7)	-	(24)	(7)	5	-	(522)
Tax rate %	25.3%								24.5%
	------	------	------	------	------	------	------	------	------
Profit after taxation	1,343	73	14	-	148	41	(13)	-	1,606
	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	55	-	-	-	-	-	-	-	55

Profit attributable to shareholders	1,288	73	14	-	148	41	(13)	-	1,551
	------	------	------	------	------	------	------	------	------

Earnings per share	25.3p	1.5p	0.3p	-	2.9p	0.8p	(0.3)p	-	30.5p

Weighted average number of shares	5,086								5,086

Income statement - Core earnings reconciliation Nine months ended 30th September 2010

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m
	------	------	------	------	------	------	------	------	------
Turnover	21,195	-	-	-	-	-	-	-	21,195
Cost of sales	(5,515)	-	-	-	90	-	-	-	(5,425)
	------	------	------	------	------	------	------	------	------
Gross profit	15,680	-	-	-	90	-	-	-	15,770

Selling, general and administration	(8,592)	219	1	-	493	1,836	-	-	(6,043)
Research and development	(3,360)	97	51	-	479	-	-	-	(2,733)
Royalty income	222	-	-	-	-	-	-	-	222
Other operating income	153	-	-	-	-	-	(153)	-	-
	------	------	------	------	------	------	------	------	------
Operating profit	4,103	316	52	-	1,062	1,836	(153)	-	7,216

Net finance costs	(533)	-	-	-	3	-	-	-	(530)
Profit on disposal of interest in associates	-	-	-	-	-	-	-	-	-
Share of after tax profits of associates and joint ventures	63	-	-	-	-	-	-	-	63
	------	------	------	------	------	------	------	------	------
Profit before taxation	3,633	316	52	-	1,065	1,836	(153)	-	6,749

Taxation	(1,147)	(99)	(17)	-	(263)	(275)	40	-	(1,761)
Tax rate %	31.6%								26.1%
	------	------	------	------	------	------	------	------	------
Profit after taxation	2,486	217	35	-	802	1,561	(113)	-	4,988
	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	162	-	-	-	-	-	-	-	162

Profit attributable to shareholders	2,324	217	35	-	802	1,561	(113)	-	4,826
	------	------	------	------	------	------	------	------	------

Earnings per share	45.7p	4.3p	0.7p	-	15.8p	30.7p	(2.3)p	-	94.9p

Weighted average number of shares	5,083								5,083

Income statement - Core earnings reconciliation Three months ended 31st December 2010

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m
	------	------	------	------	------	------	------	------	------
Turnover	7,197	-	-	-	-	-	-	-	7,197
Cost of sales	(2,077)	-	-	-	97	-	-	-	(1,980)
	------	------	------	------	------	------	------	------	------
Gross profit	5,120	-	-	-	97	-	-	-	5,217

Selling, general and administration	(4,461)	76	10	-	172	2,165	-	-	(2,038)
Research and development	(1,097)	36	75	-	14	-	-	-	(972)
Royalty income	74	-	-	-	-	-	-	-	74
Other operating income	44	-	-	-	-	-	(44)	-	-
	------	------	------	------	------	------	------	------	------
Operating profit	(320)	112	85	-	283	2,165	(44)	-	2,281

Net finance costs	(182)	-	-	-	-	-	-	-	(182)
Profit on disposal of interest in associates	8	-	-	-	-	-	(8)	-	-
Share of after tax profits of associates and joint ventures	18	-	-	-	-	-	-	-	18
	------	------	------	------	------	------	------	------	------
Profit before taxation	(476)	112	85	-	283	2,165	(52)	-	2,117

Taxation	(157)	(37)	(22)	-	23	(325)	13	-	(505)
Tax rate %	(33.0)%								23.9%
	------	------	------	------	------	------	------	------	------
Profit after taxation	(633)	75	63	-	306	1,840	(39)	-	1,612
	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	57	-	-	-	-	-	-	-	57

Profit attributable to shareholders	(690)	75	63	-	306	1,840	(39)	-	1,555
	------	------	------	------	------	------	------	------	------

Earnings per share	(13.6)p	1.4p	1.2p	-	6.1p	36.2p	(0.7)p	-	30.6p

Weighted average number of shares	5,090								5,090

Income statement - Core earnings reconciliation Year ended 31st December 2010

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m
	------	------	------	------	------	------	------	------	------
Turnover	28,392	-	-	-	-	-	-	-	28,392
Cost of sales	(7,592)	-	-	-	187	-	-	-	(7,405)
	------	------	------	------	------	------	------	------	------
Gross profit	20,800	-	-	-	187	-	-	-	20,987

Selling, general and administration	(13,053)	295	11	-	665	4,001	-	-	(8,081)
Research and development	(4,457)	133	126	-	493	-	-	-	(3,705)
Royalty income	296	-	-	-	-	-	-	-	296
Other operating income	197	-	-	-	-	-	(197)	-	-
	------	------	------	------	------	------	------	------	------
Operating profit	3,783	428	137	-	1,345	4,001	(197)	-	9,497

Net finance costs	(715)	-	-	-	3	-	-	-	(712)
Profit on disposal of interest in associates	8	-	-	-	-	-	(8)	-	-
Share of after tax profits of associates and joint ventures	81	-	-	-	-	-	-	-	81
	------	------	------	------	------	------	------	------	------
Profit before taxation	3,157	428	137	-	1,348	4,001	(205)	-	8,866

Taxation	(1,304)	(136)	(39)	-	(240)	(600)	53	-	(2,266)
Tax rate %	41.3%								25.6%
	------	------	------	------	------	------	------	------	------
Profit after taxation	1,853	292	98	-	1,108	3,401	(152)	-	6,600
	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	219	-	-	-	-	-	-	-	219

Profit attributable to shareholders	1,634	292	98	-	1,108	3,401	(152)	-	6,381
	------	------	------	------	------	------	------	------	------

Earnings per share	32.1p	5.7p	1.9p	-	21.8p	66.9p	(2.9)p	-	125.5p

Weighted average number of shares	5,085								5,085

Income statement - Core earnings reconciliation Three months ended 31st March 2011

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m	Growth CER%
	------	------	------	------	------	------	------	------	------	------
Turnover	6,585	-	-	-	-	-	-	-	6,585	(10)
Cost of sales	(1,795)	-	-	-	15	-	-	-	(1,780)	(8)
	------	------	------	------	------	------	------	------	------	------
Gross profit	4,790	-	-	-	15	-	-	-	4,805	(11)

Selling, general and administration	(2,157)	77	-	-	103	-	-	-	(1,977)	(6)
Research and development	(915)	34	8	-	17	-	-	-	(856)	(2)
Royalty income	72	-	-	-	-	-	-	-	72
Other operating income	245	-	-	-	-	-	(245)	-	-
	------	------	------	------	------	------	------	------	------	------
Operating profit	2,035	111	8	-	135	-	(245)	-	2,044	(18)

Net finance costs	(174)	-	-	-	-	-	-	-	(174)
Profit on disposal of interest in associates	584	-	-	-	-	-	(584)	-	-
Share of after tax profits of associates and joint ventures	19	-	-	-	-	-	-	-	19
	------	------	------	------	------	------	------	------	------	------
Profit before taxation	2,464	111	8	-	135	-	(829)	-	1,889	(19)

Taxation	(880)	(35)	(2)	-	(21)	-	424	-	(514)
Tax rate %	35.7%								27.2%
	------	------	------	------	------	------	------	------	------	------
Profit after taxation	1,584	76	6	-	114	-	(405)	-	1,375	(20)
	------	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	59	-	-	-	-	-	-	-	59

Profit attributable to shareholders	1,525	76	6	-	114	-	(405)	-	1,316	(21)
	------	------	------	------	------	------	------	------	------	------

Earnings per share	30.0p	1.5p	0.1p	-	2.2p	-	(7.9)p	-	25.9p	(21)

Weighted average number of shares	5,087								5,087

Income statement - Core earnings reconciliation Three months ended 30th June 2011

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m	Growth CER%
	------	------	------	------	------	------	------	------	------	------
Turnover	6,720	-	-	-	-	-	-	-	6,720	(2)
Cost of sales	(1,644)	-	-	-	19	-	-	-	(1,625)	1
	------	------	------	------	------	------	------	------	------	------
Gross profit	5,076	-	-	-	19	-	-	-	5,095	(3)

Selling, general and administration	(2,345)	76	24	-	101	61	-	-	(2,083)	-
Research and development	(1,015)	36	2	-	71	-	-	-	(906)	(2)
Royalty income	61	-	-	-	-	-	-	-	61
Other operating income	1	-	-	-	-	-	(1)	-	-
	------	------	------	------	------	------	------	------	------	------
Operating profit	1,778	112	26	-	191	61	(1)	-	2,167	(6)

Net finance costs	(188)	-	-	-	-	-	-	-	(188)
Profit on disposal of interest in associates	-	-	-	-	-	-	-	-	-
Share of after tax profits of associates and joint ventures	2	-	-	-	-	-	-	-	2
	------	------	------	------	------	------	------	------	------	------
Profit before taxation	1,592	112	26	-	191	61	(1)	-	1,981	(9)

Taxation	(445)	(35)	(8)	-	(30)	(9)	-	-	(527)
Tax rate %	28.0%								26.6%
	------	------	------	------	------	------	------	------	------	------
Profit after taxation	1,147	77	18	-	161	52	(1)	-	1,454	(8)
	------	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	41	-	-	-	-	-	-	-	41

Profit attributable to shareholders	1,106	77	18	-	161	52	(1)	-	1,413	(8)
	------	------	------	------	------	------	------	------	------	------

Earnings per share	21.8p	1.5p	0.4p	-	3.2p	1.0p	-	-	27.9p	(8)

Weighted average number of shares	5,064								5,064

Income statement - Core earnings reconciliation Three months ended 30th September 2011

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m	Growth CER%
	------	------	------	------	------	------	------	------	------	------
Turnover	7,104	-	-	-	-	-	-	-	7,104	3
Cost of sales	(1,998)	-	-	-	20	-	-	-	(1,978)	3
	------	------	------	------	------	------	------	------	------	------
Gross profit	5,106	-	-	-	20	-	-	-	5,126	3

Selling, general and administration	(2,098)	84	1	-	31	20	-	-	(1,962)	5
Research and development	(984)	34	16	-	13	-	-	-	(921)	3
Royalty income	85	-	-	-	-	-	-	-	85
Other operating income	6	-	-	-	-	-	(6)	-	-
	------	------	------	------	------	------	------	------	------	------
Operating profit	2,115	118	17	-	64	20	(6)	-	2,328	2

Net finance costs	(172)	-	-	-	1	-	-	-	(171)
Profit on disposal of interest in associates	-	-	-	-	-	-	-	-	-
Share of after tax profits of associates and joint ventures	(2)	-	-	-	-	-	-	-	(2)
	------	------	------	------	------	------	------	------	------	------
Profit before taxation	1,941	118	17	-	65	20	(6)	-	2,155	2

Taxation	(498)	(37)	(6)	-	(17)	(3)	2	-	(559)
Tax rate %	25.7%								25.9%
	------	------	------	------	------	------	------	------	------	------
Profit after taxation	1,443	81	11	-	48	17	(4)	-	1,596	-
	------	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	65	-	-	-	-	-	-	-	65

Profit attributable to shareholders	1,378	81	11	-	48	17	(4)	-	1,531	(1)
	------	------	------	------	------	------	------	------	------	------

Earnings per share	27.6p	1.6p	0.2p	-	0.9p	0.3p	-	-	30.6p	1

Weighted average number of shares	5,001								5,001

Income statement - Core earnings reconciliation Nine months ended 30th September 2011

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Goodwill impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjustments £m	Core results £m	Growth CER%
	------	------	------	------	------	------	------	------	------	------
Turnover	20,409	-	-	-	-	-	-	-	20,409	(3)
Cost of sales	(5,437)	-	-	-	54	-	-	-	(5,383)	(1)
	------	------	------	------	------	------	------	------	------	------
Gross profit	14,972	-	-	-	54	-	-	-	15,026	(4)

Selling, general and administration	(6,600)	237	25	-	235	81	-	-	(6,022)	-
Research and development	(2,914)	104	26	-	101	-	-	-	(2,683)	-
Royalty income	218	-	-	-	-	-	-	-	218
Other operating income	252	-	-	-	-	-	(252)	-	-
	------	------	------	------	------	------	------	------	------	------
Operating profit	5,928	341	51	-	390	81	(252)	-	6,539	(8)

Net finance costs	(534)	-	-	-	1	-	-	-	(533)
Profit on disposal of interest in associates	584	-	-	-	-	-	(584)	-	-
Share of after tax profits of associates and joint ventures	19	-	-	-	-	-	-	-	19
	------	------	------	------	------	------	------	------	------	------
Profit before taxation	5,997	341	51	-	391	81	(836)	-	6,025	(9)

Taxation	(1,823)	(107)	(16)	-	(68)	(12)	426	-	(1,600)
Tax rate %	30.4%								26.6%
	------	------	------	------	------	------	------	------	------	------
Profit after taxation	4,174	234	35	-	323	69	(410)	-	4,425	(10)
	------	------	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	165	-	-	-	-	-	-	-	165

Profit attributable to shareholders	4,009	234	35	-	323	69	(410)	-	4,260	(10)
	------	------	------	------	------	------	------	------	------	------

Earnings per share	79.4p	4.6p	0.7p	-	6.4p	1.4p	(8.1)p	-	84.4p	(10)

Weighted average number of shares	5,050								5,050

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 1, 2011

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc